SCHEDULE 13D

----------------------                                    ----------------------
CUSIP No. 58446 W 10 9                                        Page 1 of 15 Pages
----------------------                                    ----------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              PRESIDION CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  58446 W 10 9
                                 (CUSIP Number)

                          Mercator Advisory Group, Inc.
                             555 South Flower Street
                              Los Angeles, CA 90071
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 2004
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP No. 58446 W 10 9                                        Page 2 of 15 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Mercator Momentum Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        10,482,695
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    10,482,695
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,482,695
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.47%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP No. 58446 W 10 9                                        Page 3 of 15 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Mercator Focus Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        763,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    763,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     763,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.76%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP No. 58446 W 10 9                                        Page 4 of 15 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mercator Momentum Fund III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        9,136,883
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    9,136,883
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,136,883
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.35%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP No. 58446 W 10 9                                        Page 5 of 15 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        10,482,695
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    10,482,695
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,482,695
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.47%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP No. 58446 W 10 9                                        Page 6 of 15 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mercator Advisory Group, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        10,482,695
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    10,482,695
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,482,695
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.47%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP No. 58446 W 10 9                                        Page 7 of 15 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David F. Firestone
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    581,143
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        10,482,695
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           581,143
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    10,482,695
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,063,838
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP No. 58446 W 10 9                                        Page 8 of 15 Pages
----------------------                                    ----------------------

The information set forth in the report on Schedule 13D filed on March 27, 2003, by Mercator Momentum Fund, L.P. Mercator Focus Fund, L.P., Mercator Momentum Fund III, L.P., Mercator Advisory Group, LLC and David F. Firestone is amended to read in full as set forth below.

Item 1. Security and Issuer.

            This statement relates to shares of the Common Stock, par value $0.0000303 per share, of Presidion Corporation, a Florida Corporation (the "Common Stock" and the "Issuer"). The principal executive office of the Issuer is located at 755 W. Big Beaver, Suite 1700, Troy, Michigan 48084

Item 2. Identity and Background.

            (a), (b), (c) and (f). Mercator Momentum Fund, L.P. (Momentum Fund") , Mercator Focus Fund, L.P. ("Focus Fund") and Mercator Momentum Fund III, L.P. ("Momentum Fund III" and, with Momentum Fund and Focus Fund, the "Funds") are private investment limited partnerships organized under California law. The general partner of the Funds is Mercator Advisory Group, LLC, a California limited liability company ("MAG"). MAG is an investment advisor. The managing member of MAG is David F. Firestone ("Firestone"), a citizen of the United States. Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Islands. MAG controls the investments of MPF. The business address of the Funds, MAG and Firestone is 555 South Flower Street, Suite 4500, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland. The Funds, MPF, MAG and Firestone are collectively referred to herein as the "Reporting Persons."

            (d) and (e). During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

            Each of the three Funds and MPF raised its capital by selling limited partnership interests or shares of its capital stock, in the case of MPF, in a private placement to purchasers who were "accredited investors" for purposes of Rule 501 of Regulation D under the Securities Act of 1933 and "qualified clients" within the meaning of Rule 205-3(d) under the Investment Advisors Act of 1940, as amended.

            On February 12, 2003, pursuant to a Securities Purchase Agreement, the Funds purchased from the Issuer 6.5% Secured Convertible Debentures ("Debentures") in the principal amount of $2 million. The Funds also received warrants to purchase shares of the Common

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP No. 58446 W 10 9                                        Page 9 of 15 Pages
----------------------                                    ----------------------

Stock (the "2003 February Warrants"). The 2003 February Warrants are immediately exercisable and entitle the Funds to acquire a total of 850,000 shares of Common Stock. The Debentures could have been converted at any time into shares of Common Stock at a price which is the lower of: (a) $0.34 or (b) 85% of the average of the lowest three inter day trading prices of the Common Stock during the 20 trading days prior to the conversion date.

            On February 12, 2003, Firestone received 581,143 shares of Common Stock for providing consulting services to the Issuer. Concurrently, three other employees or affiliates of MAG received a total of 2,324,571 shares of Common Stock for providing consulting services.

            On November 13, 2003, the Funds received additional warrants to purchase shares of the Common Stock (the "2003 November Warrants") in connection with an agreement not to demand immediate payment with respect to the Debentures which were then in default. The 2003 November Warrants are immediately exercisable and entitle the Funds to acquire a total of 500,000 shares of Common Stock.

            On December 23, 2004, Momentum Fund, Momentum Fund III and MPF acquired a total of 25,000 shares of the Series B Preferred Stock of the Issuer ("Series B Shares") for cash at a purchase price of $100 per share. Momentum Fund, Momentum Fund III, MPF and MAG also received warrants to purchase shares of the Common Stock (the "2004 Warrants"). The 2004 Warrants are immediately exercisable and entitle the holders to acquire a total of 25,000,000 shares of Common Stock. Each Series B Share is convertible into the number of shares of Common Stock determined by dividing $100 by the Conversion Price at the time of conversion. The Conversion Price is defined as 85% of the average of the lowest three intra-day trading prices of the Common Stock for the ten (10) trading days preceding the conversion; provided, however, that the Conversion Price may not be more than the "Ceiling Price" of $0.08 per share or less than the "Floor Price" of $0.05 per share, adjusted for stock splits and similar events. The 85% factor would be reduced to 75% if an Event of Default, as defined in the Subscription Agreement that governed the purchase and sale of the Series B Shares, occurred. Also, if the Issuer sold or were deemed to have sold Common Stock at a price below the Conversion Price, the Floor Price would be subject to reduction on a weighted average basis.

            The Issuer redeemed the Debentures on December 27, 2004. The beneficial ownership of each Reporting Person as reported herein gives effect to the redemption.

            The documentation governing the terms of the 2003 February Warrants, the 2003 November Warrants, the 2004 Warrants and the Series B Shares contains provisions prohibiting any exercise of the Warrants or conversion of Series B Shares that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP No. 58446 W 10 9                                       Page 10 of 15 Pages
----------------------                                    ----------------------

Item 4. Purpose of Transaction.

            The Debentures, the 2003 February Warrants, the 2003 November Warrants, the Series B Shares and the 2004 Warrants were acquired for investment purposes. Neither MAG, the Funds, nor MPF have any present intention to acquire any additional Common Stock other than the shares issuable upon the conversion of Series B Shares or the exercise of the 2003 February Warrants, the 2003 November Warrants, or the 2004 Warrants. Firestone received 581,143 shares of Common Stock for providing consulting services to the Issuer. Firestone has no present intention of acquiring any additional Common Stock.

Item 5. Interest in Securities of the Issuer.

            (a) Momentum Fund, Focus Fund and Momentum Fund III hold 2003 February Warrants covering 102,000, 663,000 and 85,000 shares of Common Stock, respectively, and 2003 November Warrants covering 300,000, 100,000 and 100,000 shares of Common Stock, respectively. Momentum Fund, Momentum Fund III and MPF hold 6,400, 4,400 and 14,200 Series B Shares, respectively. Momentum Fund, Momentum Fund III, MPF and MAG hold 2004 Warrants covering 3,200,000, 2,200,000, 7,100,000 and 12,500,000 shares of Common Stock, respectively. Firestone owns 581,143 shares of Common Stock.

            Giving effect to the redemption of the Debentures, assuming that the Issuer had 100,266,439 shares of Common Stock outstanding as of December 23, 2004, which is the number reported by the Issuer as outstanding as of November 1, 2004, in its Report on Form 10-Q for the quarter ended September 30, 2004, and using a Conversion Price of $0.065167 with respect to the Series B Shares, the individual Reporting Persons had, on December 23, 2004, beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                          Shares Owned                Percentage
                                          ------------                ----------

      Momentum Fund                         10,482,695                  9.47%

      Focus Fund                               763,000                  0.76%

      Momentum Fund III                      9,136,883                  8.35%

      MPF                                   10,482,695                  9.47%

      MAG                                   10,482,695                  9.47%

      Firestone                             11,063,695                  9.99%

            (b) The right to vote and the right to dispose of the shares beneficially owned by each of the Funds and MPF are shared among the Fund or MPF and both MAG and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP No. 58446 W 10 9                                       Page 11 of 15 Pages
----------------------                                    ----------------------

are shared by MAG and Firestone. Firestone has the sole right to vote and the right to dispose of the shares held in his name.

            (c) Momentum Fund, Momentum Fund III and MPF acquired the Series B Shares on December 23, 2004, pursuant to a Subscription Agreement with the Issuer. Momentum Fund, Momentum Fund III, MPF and MAG acquired the 2004 Warrants on December 23, 2004, pursuant to the same Subscription Agreement.

            The Issuer redeemed the Debentures from the Funds on December 27, 2004, pursuant to arrangements made prior to December 23, 2004.

            Firestone acquired the 581,143 shares of Common Stock held personally by him on February 11, 2003, as consideration for providing consulting services to the Issuer. The Funds acquired the Debentures and the 2003 February Warrants on February 12, 2003, pursuant to a Securities Purchase Agreement among the Issuer, a subsidiary of the Issuer and the Funds. The Funds acquired the 2003 November Warrants on November 13, 2003, pursuant to an agreement not to demand immediate payment with respect to the Debentures which were then in default.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            In connection with the issuance of the Debentures to the Funds on February 12, 2003, three principal shareholders of the Issuer (each, a "Shareholder") entered into Pledge and Payment Guaranty Agreements in favor of MAG acting as agent for the Funds. The number of shares owned by each Shareholder at that time is set forth opposite his name.

                    Shareholder                       Number of Shares
                    -----------                       ----------------

                    Craig A. Vanderburg               35,476,341

                    John W. Burcham                   35,476,341

                    James E. Baiers                   7,881,749

The Pledge and Guaranty Agreements were terminated upon the redemption of the Debentures.

The terms of the Securities Purchase Agreement regarding the issuance of the Debentures required the Issuer to file a registration statement registering all of the shares issuable upon conversion of the Debentures and continue to require the Issuer to file a registration statement registering all of the shares issuable upon the exercise of the 2003 February Warrants. The documentation governing the 2003 November Warrants requires the Issuer to file a registration statement registering all of the shares issuable upon exercise of the 2003 November Warrants.

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP No. 58446 W 10 9                                       Page 12 of 15 Pages
----------------------                                    ----------------------

            All of the 581,143 shares issued to Firestone have been registered by the Issuer on a registration statement filed with the SEC on February 11, 2003 pursuant to a commitment made by the Issuer to Firestone in connection with the issuance of the shares.

            The documentation relating to the issuance of the Series B Shares and the 2004 Warrants requires the Issuer to file a registration statement registering all of the shares issuable upon conversion of the Series B Shares and exercise of the 2004 Warrants.

Item 7. Material to be Filed as Exhibits.

            Attached as Exhibit A is a copy of the Joint Filing Agreement executed by the Reporting Persons pursuant to Section 240.13d-1(k).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2005                 MERCATOR MOMENTUM FUND, L.P.

                                        By: MERCATOR ADVISORY GROUP, LLC,
                                        its general partner

                                        By: /s/ Harry Aharonian
                                            ------------------------------------
                                            Harry Aharonian, Portfolio Manager


Dated: January 14, 2005                 MERCATOR FOCUS FUND, L.P.

                                        By: MERCATOR ADVISORY GROUP, LLC,
                                        its general partner

                                        By: /s/ Harry Aharonian
                                            ------------------------------------
                                            Harry Aharonian, Portfolio Manager


Dated: January 14, 2005                 MERCATOR MOMENTUM FUND III, L.P.

                                        By: MERCATOR ADVISORY GROUP, LLC,
                                        its general partner

                                        By: /s/ Harry Aharonian
                                            ------------------------------------
                                            Harry Aharonian, Portfolio Manager

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP No. 58446 W 10 9                                       Page 13 of 15 Pages
----------------------                                    ----------------------

Dated: January 14, 2005                 MONARCH POINTE FUND, LTD.

                                        By: /s/ Harry Aharonian
                                            ------------------------------------
                                            Harry Aharonian, Director


Dated: January 14, 2005                 MERCATOR ADVISORY GROUP, LLC

                                        By: /s/ Harry Aharonian
                                            ------------------------------------
                                            Harry Aharonian, Portfolio Manager


Dated: January 14, 2005
                                        /s/ David F. Firestone
                                        ----------------------------------------
                                            David F. Firestone

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP No. 58446 W 10 9                                       Page 14 of 15 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

Exhibit A     Agreement of Joint Filing

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP No. 58446 W 10 9                                       Page 15 of 15 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 an amendment to a report on
Schedule 13D, containing the information required by Schedule 13D, for shares of the common stock of Presidion Corporation, beneficially owned by Mercator Momentum Fund, L.P., Mercator Focus Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., Mercator Advisory Group, LLC and David F. Firestone and such other holdings as may be reported therein.

Dated: January __, 2005

MERCATOR MOMENTUM FUND, L.P.             MERCATOR MOMENTUM FUND III, L.P.

By: MERCATOR ADVISORY GROUP, LLC,        By: MERCATOR ADVISORY GROUP, LLC,
its general partner                      its general partner

By: __________________________________   By: ___________________________________
    Harry Aharonian, Portfolio Manager       Harry Aharonian, Portfolio Manager


MERCATOR MOMENTUM FUND III, L.P.         MONARCH POINTE FUND, LTD.

By: MERCATOR ADVISORY GROUP, LLC,        By: _________________________
its general partner                          Harry Aharonian, Director

By: __________________________________
    Harry Aharonian, Portfolio Manager


MERCATOR ADVISORY GROUP, LLC

By: __________________________________   _____________________________
    Harry Aharonian, Portfolio Manager       David F. Firestone